Morgan Crucible

[redacted]

01 April 2008

08001785

RECEIVED

2008 APR 16 P 1:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Re: The Morgan Crucible Company plc–File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
APR 18 2008
THOMSON FINANCIAL

Enclosure

4/17

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Completion of Acquisition
Released	07:01 01-Apr-08
Number	2463R

ISSUER FILE NO.
The Morgan Crucible Company plc 82-3387

RNS Number:2463R
Morgan Crucible Co PLC
01 April 2008

The Morgan Crucible Company plc ("Morgan Crucible") has completed on its acquisition of the Technical Ceramics businesses of Carpenter Technology Corporation

Further to its press release of 21 December 2007, Morgan Crucible confirms that on 31 March 2008 it completed the acquisition of Certech and Carpenter Advanced Ceramics from Carpenter Technology Corporation for c. $145 million.

This information is provided by RNS
The company news service from the London Stock Exchange

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